EXHIBIT 2.2

SCHICK TECHNOLOGIES, INC.

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) is made as of June 14, 2006, by and among Jeffrey T. Slovin (“Employee”), Schick Technologies, Inc., a Delaware corporation (“Schick Delaware”), and Schick Technologies, Inc., a New York corporation (“Schick New York”, together with Schick Delaware, “Schick Technologies”, “Schick” or the “Company”).

WITNESSETH:

WHEREAS, Schick Delaware, Schick New York and Employee previously entered into an Employment Agreement dated as of June 9, 2004 (the “June 2004 Agreement”) pursuant to which Schick Delaware employed Employee as President and Chief Executive Officer, and

WHEREAS, Schick Delaware, Sirona Holdings Luxco S.C.A., a société en commandite par actions, organized under the laws of the Grand Duchy of Luxembourg (“Luxco”), and Blitz 05-118 GmbH, a corporation organized under the laws of the Federal Republic of Germany and to be renamed Sirona Holding GmbH (“Sirona”), entered into an Exchange Agreement on September 25, 2005 (as amended, the “Exchange Agreement”).

WHEREAS, Schick and Employee wish to terminate the June 2004 Agreement and enter into this Agreement as specified herein effective as of the date of the Closing (as defined in the Exchange Agreement) to set forth the terms and conditions of Employee’s continued employment with Schick Delaware.

NOW THEREFORE, in consideration of the premises, of the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

I               Employment

Schick Technologies hereby employs Employee, and Employee hereby agrees to be employed, as Executive Vice President of the Company (“EVP”) and Chief Operating Officer of the Company’s United States Operations (“United States COO”), effective as of the Closing Date, upon the terms and conditions herein set forth. Concurrent with the effectiveness of this Agreement, the June 2004 Agreement shall expire by mutual agreement of the parties and shall have no further force and effect.

II             Duties and Responsibilities

As EVP and the United States COO, Employee shall have such duties, responsibilities and powers as are customary and appropriate for such offices including, without limitation, primary responsibility for directing the day-to-day management of the Company’s current operations in the United States and its imaging systems division; budget preparation according to the Company’s general rules; the right to hire and terminate employees in the Company’s current operations in the United States and its imaging systems division; and such other responsibilities and duties that customarily appertain to the roles of an Executive Vice President and COO of United States Operations. In his capacity as EVP and United States COO, Employee shall, at all times, report directly to the Company’s President and Chief Executive Officer.

Employee agrees to devote his reasonable best diligence and his full time to the performance of his duties hereunder. Employee’s initial principal place of employment shall be at the Company’s headquarters in Long Island City, New York; Employee shall travel as reasonably required in the performance of his duties hereunder.

Throughout the term of Employee’s employment with the Company, Employee shall serve as a member of the Company’s Board of Directors, subject to election by the Company’s shareholders. As a director, Employee shall have all the rights, responsibilities and obligations conferred and/or imposed upon all employee members of the Board of Directors pursuant to relevant law, rule and regulation, as well as the Company’s Certificate of Incorporation and By-Laws. In addition, during his term of employment with the Company, Employee shall be a member of the Company’s Executive Committee, if any.

III            Term

The term of Employee’s employment hereunder shall commence on the date of the Closing and continue until June 15, 2007 (the “Initial Term of Employment”). This Agreement and Employee’s employment thereunder shall automatically renew thereafter for successive periods of one (1) year, unless the Company or Employee give written notice of termination to the other at least 90 days before the end of the then-current term.

IV            Compensation & Benefits

Schick Technologies shall pay Employee, as full consideration for the services to be rendered hereunder, compensation consisting of the following:

(1)                                (i) Until June 15, 2006, an annual base salary of three hundred thirty-seven thousand dollars ($337,000); and

(ii) From June 16, 2006 through June 15, 2007, an annual base salary of three hundred fifty thousand dollars ($350,000).

(iii) Employee’s base salary shall be payable bi-monthly or in accordance with any other payment schedule as may be adopted generally for the payment of the Company’s payroll.

(2)                                  For fiscal year 2006, Employee shall be eligible to receive a bonus in an amount and payable pursuant to the terms and conditions set forth in the bonus plan in existence as of the date hereof and as set forth in the June 2004 Agreement. Commencing with the Company’s fiscal year 2007 and for each fiscal year thereafter, Employee shall receive an annual bonus under a bonus plan to be developed and implemented by the Company for its senior executives within six (6) months of the date of Closing, pursuant to which Employee shall receive an annual bonus on the basis of: (a) the executive’s position at the Company; and (b) the executive’s performance vis-a-vis objective performance criteria determined by the Company’s Compensation Committee, after consultation with Employee; and (c) the Company’s overall performance. Under the bonus plan to be implemented by the Company, Employee’s annual target bonus shall be comparable to that of Simone Blank or her successor.

(3)                                  The Company and Employee are parties to a Stock Option Agreement, dated on or about September 25, 2005 (the “Stock Option Agreement”), pursuant to which the Company granted to Employee options to purchase 1,130,000 shares of the Company’s common stock, subject to the terms and conditions set forth therein (the “Option Grant”). The Company acknowledges and agrees that all options previously granted to Employee under the Employment Agreement dated November 9, 2001 shall immediately vest as of the Closing Date (as defined in the Exchange Agreement) and the shares acquired pursuant to the exercise of such options shall not be subject to any restrictions on transfer other than those required under the applicable securities laws. In the event that the shareholders of the Company approve the transaction contemplated by the Exchange Agreement but fail to approve the Plan Amendment (as defined in the Stock Option Agreement), the Company shall promptly provide Employee with the equivalent of the economic value of the Option Grant.

(4)                                  Participation in any incentive compensation plan, pension or profit-sharing plan, annuity or group insurance plan previously adopted by the Company or which may be adopted by the Company at some future date, on terms and in amounts no less favorable than provided for other Schick employees similarly employed.

(5)                                  After the Closing Date, immediate vesting of the options granted under the Stock Option Agreement shall occur in the event that, and at such time as Schick Technologies has a change in control or is acquired by another entity or company. (For purposes of this Agreement, “control” is defined as any event or circumstance that would require disclosure under Item 5.01 of S.E.C., Form 8-K or any comparable requirement of the Securities and Exchange Commission).

(6)                                  Employment benefits generally provided to Schick employees, including medical and dental insurance, on terms and in amounts no less favorable than provided for other Schick employees similarly employed.

(7)                                  Twenty (20) business days per year for vacation time, and five (5) business days per year for sick or personal leave, during which times Employee will be compensated the normal pro-rated portion of his base salary.

(8)                                  Reimbursement for all expenses incurred by Employee in the ordinary course of his performance of duties hereunder and submitted by him with supporting documentation to the Company’s accounting department, in terms no less favorable than provided for other Schick employees similarly employed.

(9)                                  A leased automobile (up to a maximum monthly lease payment of $750 per month) throughout the term of Employee’s employment with the Company. Additionally, the Company shall make full payment of automobile insurance premiums and operating expenses relating to said automobile.

V             Termination For Cause / Cure Period

The Company shall have “cause” to terminate this Agreement in the event that: (i) a majority, plus at least one, of the members of the Company’s Board of Directors, excluding Employee, determines that (a) the Employee has committed an act of fraud against the Company, or (b) the Employee has committed an act of malfeasance, recklessness or gross negligence against the Company that is materially injurious to the Company or its customers; or (ii) the Employee has materially breached the terms of this Agreement; or (iii) the Employee is indicted for, or convicted of, or pleads no contest to, a felony or a crime involving the Employee’s moral turpitude. Prior to terminating Employee for cause hereunder, the Company shall provide Employee 30 days’ notice of such termination and Employee shall have the opportunity to cure such conduct, if curable, during said 30-day period.

VI            Resignation For Good Reason

Employee shall have the right to resign his employment for “Good Reason,” For the purposes hereof, Resignation for “Good Reason” shall occur if Employee resigns from employment with the Company as a result of one or more of the following reasons: (i) the Company reduces the amount of Employee’s base salary or bonus opportunity; (ii) the Company changes Employee’s titles or reduces his responsibilities in a manner that is materially inconsistent with the office he holds; (iii) the failure of Employee to be a member of either the Company’s Board of Directors or the Company’s Executive Committee, if any; (iv) Employee no longer reports to the Company’s President and Chief Executive Officer, or (v) the Company’s election to provide notice to Employee of its intention not to renew the initial term or any successive renewal term of this Agreement; provided that written notice of Employee’s resignation for Good Reason must be delivered to the Company within ninety (90) days after the occurrence of any such event in order for Employee’s resignation with Good Reason to be effective hereunder. Prior to resigning for Good Reason, Employee shall provide the Company 30 days’ notice of such intention to resign for Good Reason and the Company shall have the opportunity to cure such conduct; if curable, during said 30-day period.

VII           Severance

In the event that Employee is terminated by the Company for “cause,” pursuant to the terms of Section V above, he shall receive no severance payments from the Company.

In the event that Employee’s employment hereunder is terminated by the Company without cause or Employee resigns his employment for “Good Reason” Employee shall receive (a) his annual base salary (at the rate in effect at the time of such termination plus any scheduled increase that Employee would have received pursuant to Section IV(1)(i) of this Agreement had he not resigned for Good Reason) for a period of twenty four (24) months following such termination (the “Severance Period”), (b) the bonus that he would otherwise have received during the year in which termination occurs and (c) the health and medical benefits pursuant to Section IV(6) of this Agreement through the earliest of (i) the last day of the Severance Period; (ii) the date Employee becomes eligible to receive comparable benefits; and (iii) the last day permitted by the Company’s applicable benefit plans, but not less than 18 months following such termination (subject to earlier termination on the date Employee becomes eligible to receive comparable benefits). Employee shall not be entitled to receive the severance and benefits in the event that he violates any provision of Section VIII or IX during the Severance Period.

Any base salary payable pursuant to this section shall be paid in regular monthly installments in accordance with the Company’s regular payroll practices. The annual bonuses payable hereunder shall be paid when and as annual bonuses are paid to the Company’s other senior executives.

Notwithstanding anything to the contrary contained in this Agreement, if and to the extent requested by the Company from time to time during the Severance Period, Employee shall, at times and in a manner that is mutually convenient, make himself available to consult with the Company for no additional compensation; provided that in no event shall Employee be required to expend more than five hours per month providing such services.

VIII         Non-Disclosure

(1)                                  Employee recognizes that the Company possesses and will continue to possess non-public information that has been created, discovered, developed, or otherwise become known to it, and/or in which property rights have been assigned or otherwise conveyed to it, which information has commercial value in the business in which it is engaged or may become engaged. All of the aforementioned information is hereinafter called “Proprietary Information.”

(2)                                  By way of illustration, but not limitation, Proprietary Information includes trade secrets, processes, structures, formulas, data, know-how, improvements, inventions, product concepts, techniques, marketing plans, strategies, forecasts, customer lists and information about the Company’s employees and/or consultants.

(3)                                  At all times, both during Employee’s employment by the Company and after its termination, Employee shall keep in confidence and trust all Proprietary Information, and Employee shall not use or disclose any Proprietary Information or anything directly relating to it without the written consent of a majority of the members of the Board of Directors of the Company, except as may be necessary in the ordinary course of Employees performing his duties as an employee of the Company and only for the benefit of the Company.

IX            Non Competition and Non Solicitation

During the period of Employee’s employment by the Company and for a period of twelve months thereafter, or, if Employee is entitled to continue to receive his base salary pursuant to Section VII above, for the Severance Period, Employee shall not: (i) engage or become interested in any way, directly or indirectly, (whether as an owner, stockholder, partner, lender, investor, director, officer, employee, consultant or otherwise) in any activity, business or enterprise, if such activity, business or enterprise competes, directly or indirectly, within the geographical area of the United States, Canada or the European Union, with (A) the business of designing, developing, distributing, marketing or manufacturing dental products or (B) any other significant part of the business conducted by the Company or its subsidiaries during the period of Employee’s employment or contemplated to be conducted by it during such period (except that passive ownership of not more than 5% of the outstanding securities of any class of any corporation that are listed on a national securities exchange or traded in the over-the-counter market shall not be considered a breach of this Section); or (ii) solicit or hire for any purpose any employee of the Company or its subsidiaries, or any employee who has left such employment within the previous six months.

If, at the time of enforcement of this Section IX, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law. Employee acknowledges that the restrictions contained in this Section IX are reasonable and that he has reviewed the provisions of this Agreement with his legal counsel.

X             Miscellaneous Provisions

(1)                                  Acknowledgments and Affirmations. Employee recognizes, understands, agrees and acknowledges that the Company has a legitimate and necessary interest in protecting its goodwill and Proprietary Information. Employee further affirms, represents, and acknowledges that in the event of Employee’s termination of employment’ with the Company, Employee’s experience and capabilities are such that the enforcement of this Agreement will not prevent him from obtaining employment in another line of business different from that carried on by the Company and permitted under this Agreement. Employee further affirms, represents and acknowledges that Employee has received good and valuable consideration for entering into this Agreement.

(2)                                  Remedies for Breach. Employee agrees that any breach of this Agreement by Employee would cause irreparable damage to the Company and that, in the event of such breach, the Company shall have, in addition to any and all remedies at law, the right to an injunction, specific performance or other equitable relief to prevent or redress the violation of Employee’s obligations hereunder.

(3)                                  Separability. If any provision hereof shall be declared unenforceable for any reason, such enforceability shall not affect the enforceability of the remaining provisions of this Agreement. Further, such provision shall be reformed and construed to the extent permitted by law so that it would be valid, legal and enforceable to the maximum extent possible.

(4)                                  Applicable Law. Any dispute arising under or related in any manner to this Agreement or to Employee’s employment by the Company or to the termination of said employment shall in all respects be governed by, adjudicated, construed and enforced in accordance with the laws of the State of New York.

(5)                                  Jurisdiction and Venue. Employee irrevocably and unconditionally submits to the exclusive jurisdiction of any United States federal, state or city court sitting in New York in any action or proceeding relating in any manner to this Agreement or to Employee’s employment by the Company or to the termination of said employment. Further, Employee irrevocably and unconditionally agrees that all claims relating in any manner to this Agreement or to Employee’s employment by the Company or to the termination of said employment may be heard and determined in any such court and waives any objection Employee may now or hereafter have as to venue of any such action or proceeding brought in such court or the fact that such court is an inconvenient forum.

(6)                                  Inconsistency. In the event of any inconsistency between this Agreement and the Stock Option Agreement with respect to the stock options described herein, the Stock Option Agreement shall control.

SCHICK TECHNOLOGIES, INC. A Delaware Corporation	JEFFREY T. SLOVIN

30-00 47th Avenue Long Island City, New York 11101	321 E. 69th Street New York, New York 10021

By: /s/ William K. Hood	/s/ JEFFERY T. SLOVIN

Name: William K. Hood

Title: Chairman of the Board

Schick Technologies, Inc. A New York Corporation

By: /s/ William K. Hood

Name: William K. Hood

Title: Chairman of the Board